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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               MOORE PRODUCTS CO.
                  ------------------------------------------
                           (Name of Subject Company)

                               MOORE PRODUCTS CO.
                  ------------------------------------------
                       (Name of Person Filing Statement)

               Shares of Common Stock, par value $1.00 per share
                  ------------------------------------------
                         (Title of Class of Securities)

                                   615836103
                  ------------------------------------------
                     (CUSIP Number of Class of Securities)

                              Robert E. Wisniewski
                            Secretary and Treasurer
                               Moore Products Co.
                              1201 Sumneytown Pike
                     Spring House, Pennsylvania 19477-0900
                                 (215) 646-7400
                  ------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                                    Copy To:

                              John C. Bennett, Jr.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                            18th and Cherry Streets
                     Philadelphia, Pennsylvania 19103-6996
                                 (215) 988-2700
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Item 1. Security and Subject Company.

  The name of the subject company is Moore Products Co., a Pennsylvania corporation (the "Company"), and the address of the principal executive offices of the Company is 1201 Sumneytown Pike, Spring House, Pennsylvania 19477-0900.

  The title of the class of equity securities to which this statement relates is the Company's shares of common stock, par value $1.00 per share (the "Common Shares"). The Company's shares of Series A preferred stock, par value $1.00 per share (the "Preferred Shares" and, with the Common Shares, collectively the "Shares") are also subject to the Offer (as that term is defined in Item 2 hereof). The Common Shares are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"); the Preferred Shares are not registered under Section 12 of the Act and are not publicly held or traded.

Item 2. Tender Offer of the Bidder.

  This Schedule relates to the Company's recommendation in connection with the tender offer by Malibu Acquisition Corp., a Pennsylvania corporation ("Purchaser") and wholly-owned, direct subsidiary of Siemens Energy & Automation, Inc, a Delaware corporation ("Parent"), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), all issued and outstanding (i) Common Shares at a price of $54.71 per Common Share (the "Common Share Price"), net to the tendering shareholder, in cash, and (ii) Preferred Shares at a price of $21.88 per Preferred Share (the "Preferred Share Price"), net to the tendering shareholder, in cash. The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser, Parent and Siemens Aktiengesellschaft ("Siemens") with the Securities and Exchange Commission (the "Commission") on January 21, 2000. The principal executive offices of Purchaser and Parent are located at 3333 Old Milton Parkway, Alpharetta, Georgia 30005. Purchaser and Parent are indirect subsidiaries of Siemens, whose principal executive offices are located at Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany.

  The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated January 16, 2000 (the "Merger Agreement"), by and among the Company, Purchaser and Parent. The Merger Agreement provides, among other things, that upon the terms and subject to the conditions contained therein, and in accordance with the Pennsylvania Business Corporation Law (the "PBCL"), as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the conditions contained therein, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent or any subsidiary of Company or Parent, and Shares held by shareholders who properly exercise their dissenters' rights under the PBCL), will be converted into the right to receive the Common Share Price or the Preferred Share Price, as applicable (the "Merger Consideration"), without interest thereon. The Merger Agreement further provides that immediately prior to the Effective Time, all then outstanding stock options granted under the Company's 1994 Stock Option Plan and 1997 Non-Employee Directors' Equity Incentive Plan (the "Options") (a) will become fully vested, (b) the holders of such Options will become entitled to receive a payment in cash from the Company equal to the product of (i) the number of Common Shares subject to their Options and (ii) the excess, if any, of the Common Share Price over the exercise price of such Options, and (c) such Options will be cancelled.

  Certain shareholders of the Company (including members of the Moore family and all of the Company's Directors), who are the beneficial owners of approximately 55% of the total voting power of the Company, have entered into a Tender and Option Agreement (the "Tender Agreement") with the Company, Parent and Purchaser pursuant to which such shareholders have agreed, among other things, to grant Purchaser and Parent an option to purchase their Shares upon the occurrence of certain events and to tender in the Offer, and not withdrawn, the Shares currently owned by such shareholders, as well as any other Shares subsequently acquired by such shareholder prior to the expiration of the Offer, including pursuant to the exercise of Options.

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  Copies of the Merger Agreement and the Tender Agreement are filed as
Exhibits to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, and are incorporated herein by this reference in their entirety.

Item 3. Identity and Background.

  (a) Identity.

  The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Contracts.

  Except as otherwise described in this Schedule 14D-9 or in the exhibits or schedules hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

 The Merger Agreement.

  The summary of the Merger Agreement contained in Section 12 "Purpose of the Offer; the Merger Agreement and Certain Other Agreements--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit (c)(1) to the Schedule 14D-1 and is incorporated herein by this reference.

 The Tender Agreement.

  The summary of the Tender Agreement contained in Section 12 "Purpose of the Offer; the Merger Agreement and Certain Other Agreements--The Tender and Option Agreement" of the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Tender Agreement. A copy of the Tender Agreement has been filed as Exhibit (c)(3) to the Schedule 14D-1 and is incorporated herein by this reference.

 Confidentiality Agreement.

  Pursuant to the terms of the Confidentiality Agreement effective as of November 15, 1999, between Parent and the Company, the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. A copy of the Confidentiality Agreement has been filed as Exhibit (c)(2) to the Schedule 14D-1 and is incorporated herein by this reference.

 Interests of Certain Persons.

  Certain members of the Company's management may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as shareholders of the Company generally. These interests arise in connection with the Board's adoption, coincident with its approval of the Merger Agreement, of principles to memorialize certain determinations made by the Board to provide for equitable treatment of the Company's employees from and after the Effective Time and to retain the services of certain officers in connection with the transaction (the "Principles"). The summary of the Principles contained in Section 12 "Purpose of the Offer; the Merger Agreement and Certain Other Agreements--Employee Benefits and Severance Principles of the Company's Board of Directors" of the Offer to Purchase is incorporated herein by reference. A copy of the Principles is filed as Exhibit
(c)(4) to this Schedule 14D-9. In addition to the foregoing, the Board, coincident with its approval of the Merger Agreement, granted Robert E. Wisniewski, Treasurer and Secretary of the Company, a $100,000 bonus in recognition of the extraordinary administrative and related services required of him in connection with the sale of the Company. Reference is hereby made to Annex B hereto for a description of additional executive employment and benefit arrangements. Reference is made to the accelerated vesting of options described in Item 1, above.

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  The provisions of the Merger Agreement relating to the election and designation of directors to the Company's Board of Directors are subject to
Section 14(f) of the Act, which requires the Company to mail to its shareholders an information statement (the "Information Statement") containing the information required by Section 14(f) of the Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement is attached as Annex B hereto and is incorporated herein by this reference.

 Donald Bogle Employment Contract.

  Donald E. Bogle and the Company are parties to an Employment Agreement, dated as of October 31, 1997 (the "Employment Agreement"). The basic terms of the Employment Agreement are as follows: (i) the term of the agreement is for three years, extending in most circumstances automatically for additional one year terms, (ii) the base salary payable to Mr. Bogle is at least $250,000, which base salary may be increased (but not decreased) by the Company's Compensation Committee (the base salary is currently set at $270,000 per year), (iii) Mr. Bogle is entitled to an incentive bonus ranging from 25% to 50% of base salary if certain business plan objectives are achieved, and (iv) in the event of Mr. Bogle's termination in certain circumstances (including termination as a result of a merger or acquisition), Mr. Bogle is entitled to one year's salary plus bonus to the extent earned, continuation of various insurance benefits, and immediate vesting of granted options. As contemplated by the Employment Agreement and in accordance with the Company's 1994 Stock Option Plan, Mr. Bogle was also granted non-qualified stock options to purchase 100,000 shares of common stock, which options were scheduled to vest at the rate of 50,000 shares on January 1, 1999 and 25,000 shares each on January 1, 2000 and 2001. In addition to the above and pursuant to the Employment Agreement, the Company also provides Mr. Bogle with employee benefits, use of an automobile, and premiums on an executive life insurance policy.

 Indemnification of Directors and Officers.

  The Company's Bylaws, as amended on January 14, 2000, require the Company to indemnify, to the fullest extent permitted by the PBCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, including actions by or in the right of the Company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company, or is or was serving while a director or officer of the Company at the request of the Company as a director, officer or fiduciary of another corporation for profit or not-for-profit, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding unless a judgment or other adjudication establishes that his or her acts or omissions were: (a) committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so deliberated or (b) arising out, based upon or attributable to the gaining in fact of any financial profit or any other advantage to which he or she is not legally entitled. Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any such action or proceeding shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Company. The determination of whether an individual meets the applicable standard of conduct may be made by a quorum of disinterested directors or by independent legal counsel if such quorum of directors so directs or is not obtainable. Such indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Company's Articles of Incorporation, any insurance or other agreement, vote of shareholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

  The Company currently maintains insurance for its directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has

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been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. See Section 12 "Purpose of the Offer; the Merger Agreement and Certain Other Agreements--The Merger Agreement--Indemnification" in the Offer to Purchase for a description of Parent's and Purchaser's obligations to continue this indemnification.

Item 4. The Solicitation or Recommendation.

 Recommendation by the Board of Directors.

  The Board of Directors (the "Board") of the Company has unanimously approved the Offer and the Merger and (a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (the "Transactions"), are fair to, and in the best interests of, the Company and the holders of each class of Shares (i.e. Common Shares and Preferred Shares), including those shareholders not affiliated with Parent or Purchaser (the "Public Shareholders"), (b) approved the Merger Agreement and the Merger and (c) resolved to recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and subsequently approve the Merger Agreement, if such approval is required by law.

  In making the recommendation and approving the Merger Agreement and the Transactions, the Board considered a number of factors, including, but not limited to, the following:

    (a) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $54.71 per Common Share and $21.88 per Preferred Share for all outstanding Shares to be followed by a merger for the same consideration, which Offer will give the Company's shareholders the opportunity to receive the Merger Consideration for their Shares earlier than would be the case under many other structures;

    (b) various risks and uncertainties associated with the Company's remaining a small independent company and with any expansion of the Company's business to meet the needs of its customers and to compete with its increasingly larger competitors, both domestically and internationally;

    (c) the historical market prices of the Common Shares, including the fact that the Offer price and the Merger price of $54.71 per Common Share represented premiums of approximately 39.4%, 30.3% and 27.6% over the closing prices per Common Share on the NASDAQ Stock Market on January 12, 13 and 14, 2000, respectively, the last three full trading days prior to the January 17, 2000 announcement of the Transactions, and represented a premium of approximately 98.9% over the closing price for the Common Shares on the NASDAQ Stock Market on November 22, 1999, the day before the Company issued a press release announcing that it had engaged a financial advisory firm to help evaluate potential strategic alternatives;

    (d) the $54.71 per Common Share to be paid in the Offer and the Merger exceeded the highest price at which the Common Shares have traded on the NASDAQ Stock Market for at least the past ten (10) years;

    (e) neither the Offer nor the Merger is subject to any financing condition, and Parent has represented that it has available to it from or through Siemens or its affiliates, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby;

    (f) the opinion, dated January 14, 2000, to the Board of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, each of the Common Share Price and the Preferred Share Price to be received, as the case may be, in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to each class of such holders. The opinion of January 14, 2000 was reconfirmed in a written opinion dated January 16, 2000, which was essentially identical to the January 14, 2000 opinion. The full text of the written opinion of Houlihan Lokey dated January 16, 2000 (the analysis and conclusion of which were concurred with and adopted by the Board), which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex A to this
  Schedule 14D-9 and is incorporated herein by this reference. The opinion of Houlihan Lokey is directed to the Board, addresses only the fairness of each of the Common Share Price and the Preferred Share Price to be received, as the case may be, in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) from a financial point of view, and does not constitute a

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  recommendation to any shareholder as to whether or not such shareholder should tender Shares in the Offer or as to how such shareholder should vote with respect to the proposed Merger. Holders of Shares are urged to read such opinion carefully in its entirety;

    (g) the fact that, prior to consummation of the Offer, the Board may cause the Offer to be terminated under the circumstances described in
  Section 12 "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements--The Merger Agreement--No Solicitation" of the Offer to Purchase. Under such circumstances, the Company likely would be required to pay Parent a termination fee of $5.5 million; however, the Board recognized that (i) certain terms of the Merger Agreement limit the ability of the Company to consider and act upon competing bids in certain situations and (ii) the Tender Agreement may have the effect of discouraging persons from making or consummating competing bids; and

    (h) despite the fact that the willingness of the Company to entertain proposals for a change-in-control transaction was well known within the business community, and despite numerous contacts by the Company with potentially interested parties, no firm proposals emerged which the Company believed to be superior to the terms set forth in the Merger Agreement.

  The Board's approval and recommendation was based on the totality of the information considered by it. The Board did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

 Background.

  Following the appointment of Edward T. Hurd as Chairman of the Board of the Company in the fall of 1996, the Company began re-evaluating the Company's position and prospects as a small independent company in the rapidly consolidating process automation industry and considered various possible strategies for increasing shareholder value. Throughout 1997 and 1998, the Company considered possible alliances with several strategic partners, only one of which evolved beyond preliminary discussions and evaluation. The one potential alliance during this period that advanced beyond preliminary discussions involved a large foreign competitor of the Company. The Company and this potential partner held discussions from time to time through the fall of 1998, and into the early spring of 1999, when discussions were terminated by mutual agreement.

  In the summer of 1999, the Company was approached by a large U.S. based company that expressed interest in a possible acquisition of the Company. The two companies entered into a confidentiality agreement, and numerous meetings occurred between the Company and this party over the next several months. The Board was routinely updated concerning these discussions through periodic telephone conferences and regularly scheduled meetings. In early November, during a telephonic meeting of the Board in which the Board was being updated on the discussions with this party, the Board directed the Company's management to contact other potential acquirors to assess their interest in entering into a business combination with the Company. Following this meeting, the Company's management made contacts with six potential strategic partners, including Parent and the foreign competitor with whom the Company had terminated discussions in the spring of 1999.

  On November 11, 1999, in compliance with the Board's directions, Mr. Hurd contacted Dr. Manfred R. Liska, Vice President of Strategic Planning and Cooperation of Parent, by telephone. Dr. Liska expressed interest in evaluating a potential business combination with the Company. On November 16, 1999, Parent and the Company executed a Confidentiality Agreement and the Company allowed Parent the opportunity to review the Company's business material and to initiate business discussions. On November 17, 1999, Thomas J Malott, President and Chief Executive Officer of Parent, Gary K. Gabriel, Executive Vice President and Chief Financial Officer of Parent, and Dr. Liska met with Mr. Hurd, Donald E. Bogle, President and Chief Executive Officer of the Company, Edward J. Curry, Executive Vice President and Chief Operating Officer of the Company, and

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Robert E. Wisniewski, Secretary and Treasurer of the Company, at the Company's
Spring House, Pennsylvania headquarters. During this meeting, the parties toured the Company's facilities and discussed various issues related to a possible business combination, although this meeting did not yield any specific understanding between the parties. At the conclusion of the meeting, Parent's representatives indicated that they would be in contact with the Company in the near future.

  On November 19, 1999, members of the Company's management, along with some of its financial and legal advisors, met with management members of the U.S. based company that had contacted the Company in the summer of 1999 and discussed the terms of a possible acquisition of the Company in exchange for capital stock of such company having a value per common share in the mid-$40s range, subject to due diligence and other conditions. Following that meeting, the Company once again contacted Parent and the other potential acquirors who had expressed interest in acquiring the Company and advised them that if they had a serious interest in acquiring the Company they should move forward promptly or risk being too late. Also on this date, the Company formally retained Conway DelGenio Gries & Co., LLC ("Conway DelGenio") in order to help the Company evaluate proposals from potential acquirors, and Houlihan Lokey to render a fairness opinion. On November 23, 1999, in response to market activity in its stock, the Company issued a press release announcing that it had engaged an investment banking firm to help it evaluate potential strategic alternatives. Following this press release, the Company was contacted, through Conway DelGenio, by a number of additional potential acquirors. Exploratory discussions commenced with several of these potential acquirors, none of which progressed beyond the preliminary discussion and preliminary due diligence stage. During a telephonic meeting of the Board on November 26, 1999 during which the Board was updated on existing inquiries as well as the initial discussions with Parent, Houlihan Lokey provided the Board with its preliminary view as to a valuation and fairness range for the Shares in a change-of-control transaction.

  On November 29, 1999, at the request of the Company, Parent delivered a preliminary, non-binding letter of interest indicating its interest in acquiring the Company's capital stock in an estimated price range for the Common Shares between $48 to $52 per share. On this date and on November 30, 1999, the Board had telephonic meetings during which Parent's November 29, 1999 letter was discussed. Following the November 30, 1999 Board meeting and over the next several days, Mr. Hurd had several conversations with Mr. Malott and Dr. Liska regarding Parent's preliminary letter of interest and the structure and timing of a potential acquisition by Parent of the Company. During these discussions, Parent indicated that, subject to due diligence and further review and investigation, it could potentially offer as much as $175 million for the Company. Mr. Malott emphasized that Parent would not proceed with an acquisition of the Company unless the Moore family and certain other shareholders agreed to commit their Shares to Parent pursuant to a tender and option agreement. At the same time these discussions were taking place, Dr. Liska was in contact with Mr. Bogle to plan Parent's due diligence. On December 3, 1999, Dr. Liska forwarded a letter to Mr. Bogle relating Parent's desire to refrain from further negotiations until its due diligence was completed. Representatives of Parent visited the Company's Spring House, Pennsylvania facility during the week of December 6 through December 10 and undertook their due diligence review at an off-site location. No substantive business discussions were held during this due diligence period.

  During the week of December 13, 1999, Parent relayed to the Company a number of issues uncovered during Parent's due diligence. On December 17, 1999, Messrs. Malott and Gabriel met via video conference with Messrs. Hurd, Bogle, Moore, Curry and Wisniewski to discuss, among other thing, these due diligence issues. At that meeting, Messrs. Malott and Gabriel indicated that the Company's potential acquisition by Parent was scheduled to be discussed that week by members of Siemens' Managing Board. On December 22, 1999, Mr. Malott contacted Mr. Hurd and indicated he was authorized to offer up to an aggregate of $170 million for the Company, again subject to receipt of a tender and option agreement from specified shareholders of the Company and satisfactory completion of due diligence. On that same day, the Board had a telephonic meeting where this value was discussed, and the Board authorized the Company's management to commence negotiations to resolve open issues and to reach a definitive agreement. Beginning on December 22, 1999, members of management of

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both companies, together with their respective legal and financial advisors, extensively negotiated the terms of the proposed acquisition and the definitive documentation. The principal issues discussed among the parties during these negotiations included the nature and extent of the parties' representations and warranties, the conditions to the Offer, the termination events under the Merger Agreement and the liability of the parties in such circumstances, the amount of the termination fee and expense reimbursement due Parent under the Merger Agreement and the bases upon which they were payable, and the nature of Parent's commitments with respect to various Company officer and employee benefit, employment and indemnification matters.

  On January 13-14, 2000, the Board met to discuss the terms of Parent's offer of $170 million (which equates to $54.71 per Common Share, $21.88 per Preferred Share and the cashing out of all of the Company's outstanding Options for an amount equal to $54.71 minus the exercise price of such Options) and drafts of the Merger Agreement and the Tender Agreement. During these meetings, members of the Company's senior management, together with the Company's legal and financial advisors, reviewed in detail with the Board, among other things, the background of the proposed transaction, the potential benefits and risks of and the strategic and financial rationale of the transactions, and the proposed terms of each of the Merger Agreement and the Tender Agreement. The Board also discussed and approved the Principles, and further discussed other provisions of the Merger Agreement relating to pension plan and other employee benefits to be provided following the Merger. On January 14, 2000, Houlihan Lokey provided a detailed financial presentation and delivered its oral opinion (to be confirmed in writing upon finalization of the terms of each of the Merger Agreement and the Tender Agreement) that the consideration to be received by holders of each of the Common Shares and the Preferred Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Late that day, after extensive discussion and further negotiation with Parent over certain terms, the Board unanimously approved each of the Merger Agreement, the Tender Agreement and the transactions contemplated thereby, subject to certain changes discussed at the meeting. The Board further authorized the officers to complete the negotiations and, subject to receipt of the final written fairness opinion from Houlihan Lokey, to enter into and perform each of the Merger Agreement and the Tender Agreement.

  On January 16, 2000, the representatives of both Parent and the Company concluded negotiations of mutually acceptable definitive documentation. On that date, Parent, Purchaser and the Company executed the Merger Agreement and Parent, Purchaser, the Company and the other parties thereto executed the Tender Agreement, and the transaction was announced prior to the opening of business on January 17, 2000 by the issuance of a joint press release.

Item 5. Persons Retained, Employed or to be Compensated.

  The Company has retained Houlihan Lokey and Conway DelGenio to act as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of their respective engagements, the Company has agreed to pay Conway DelGenio and Houlihan Lokey for their services an aggregate financial advisory fee of $1,565,000; $1,375,000 payable to Conway DelGenio and $150,000 payable to Houlihan Lokey. The Company also agreed to pay Houlihan Lokey a fee of $40,000 for its opinion addressed to the trustee and the advisory committee of the Moore Products Co. Pension Plan (the "Pension Plan") in connection with the Pension Plan's execution of the Tender Agreement. All of Houlihan Lokey's fees were payable upon delivery of their respective opinions. A portion of Conway DelGenio's fee was payable upon its engagement by the Company and the execution of the Merger Agreement, with the balance payable upon the consummation of the transaction. The Company also has agreed to reimburse Conway DelGenio & Houlihan Lokey for reasonable out-of-pocket expenses, and to indemnify Conway DelGenio, Houlihan Lokey and certain of their related parties against certain liabilities related to or arising out of their respective engagements.

Item 6. Recent Transactions and Intent With Respect to Securities.

  (a) Transactions in Securities. During the past 60 days, no transactions in Shares have been effected by the Company, or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries except for (i) the execution and delivery of the Tender Agreement; and (ii) transfers by directors and executive officers, without consideration as gifts, to or for the benefit of family members and charities.

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  (b) Intent to Tender. To the best of the Company's knowledge, all executive officers and directors of the Company presently intend to tender, pursuant to the Offer, all Shares beneficially owned by them, and those executive officers and directors who are parties to the Tender Agreement have committed to tender their Shares.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Negotiations. Except as set forth in this Schedule 14D-9 and Section 13 "Plans for the Company; Other Matters--Plans for the Company" of the Offer to Purchase, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Transactions and other Matters. Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

  The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

 Exhibit
 Number                                  Exhibit
 -------                                 -------
 (a)(1)  Press Release, dated January 17, 2000, issued by the Company and
         Siemens Energy & Automation, Inc. (incorporated herein by reference to
         Exhibit (a)(8) to the Tender Offer Statement, dated January 21, 2000, on Schedule 14D-1 filed by Siemens Energy & Automation, Inc., Malibu
         Acquisition Corp. and Siemens Aktiengesellschaft on January 21, 2000
         (the "Schedule 14D-1")

 (a)(2)  Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
         (included as Annex A to this Schedule 14D-9)*

 (a)(3)  Form of letter to shareholders of the Company dated January 21, 2000
         (included in copies mailed to shareholders of the Company)*

 (b)     None

 (c)(1)  Agreement and Plan of Merger, dated January 16, 2000, among Siemens
         Energy & Automation, Inc., Malibu Acquisition Corp. and Moore Products
         Co. (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1)

 (c)(2)  Tender and Option Agreement, dated January 16, 2000 among Siemens
         Energy & Automation, Inc., Malibu Acquisition Corp. and Moore Products
         Co. and the Shareholders of the Company listed on Schedule A thereto
         (incorporated herein by reference to Exhibit (c)(3) to the Schedule
         14D-1)

 (c)(3)  Employment Agreement between Donald E. Bogle and Moore Products Co.
         Dated as of October 31, 1997 (incorporated by reference to Exhibit
         10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)

 (c)(4)  Company Employee Benefit and Severance Principles, adopted by the
         Company's Board of Directors at a Special Meeting of such Board on January 14, 2000.

 Annex B Information Statement pursuant to Section 14(f) of the Securities
         Exchange Act of 1934, as amended (included as Annex B to this Schedule
         14D-9)*

--------
* Included in documents mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ Robert E. Wisniewski
                                          By: _________________________________
                                                   Robert E. Wisniewski
                                                  Secretary and Treasurer

January 21, 2000

                                                                        Annex B

                              MOORE PRODUCTS CO.
                             1201 Sumneytown Pike
                       Spring House, Pennsylvania 19477

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                               ----------------

                                    GENERAL

  This Information Statement is being mailed on or about January 21, 2000, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of Moore Products Co. (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Siemens Energy & Automation, Inc. (the "Purchaser Designees") to the Company's Board of Directors (the "Board"). As more fully described below, the Merger Agreement requires the Company, upon the acceptance for payment of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Purchaser Designees to be elected to the Company's Board. The Offer commenced on January 21, 2000 and is scheduled to expire at 12:00 midnight, New York City time, on February 17, 2000 unless extended by Purchaser upon the terms set forth in the Offer to Purchase. The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however required to take any action.

                       INFORMATION REGARDING THE SHARES

Voting Securities

  As of January 16, 2000, Company had outstanding 2,646,985 shares of common stock, par value $1.00, each share entitled to one vote, and 175,950 shares of convertible preferred stock, par value $1.00, each share entitled to five votes. The preferred stock is convertible at any time, at the option of the holder, into common stock at the rate of one share of common stock for each 2 1/2 shares of preferred stock.

                     DESIGNATION OF DIRECTORS BY PURCHASER


  The Merger Agreement provides that immediately upon the acceptance for payment of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Act, representation on the Board of Directors of the Company equal to the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to the increase in the size of such Board pursuant to this paragraph) and (ii) the percentage that the number of votes represented by the Shares beneficially owned by Purchaser and its affiliates (including Shares so accepted for payment and purchased) bears to the number of votes represented by the Shares then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such Shares the Company will, upon request of Parent and in compliance with Section 14(f) of the Act and Rule 14f-1 promulgated thereunder, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company's Board of Directors, and, subject to applicable law, the Company will take all reasonable actions available to the Company to cause such designees of Parent to be so elected or appointed. The Merger Agreement provides that at such time, the Company will, if requested by Parent and subject to applicable law, also take all reasonable action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and
(iii) each committee (or similar body) of each such board. From and after the time, if any, that Purchaser Designees constitute a majority of the Company's Board of Directors and prior to the Effective Time, any amendment of the Merger Agreement materially adverse to the holders of the Shares or any termination of the Merger Agreement by the Company may be effected only by the action of a majority of the directors of the Company who were directors on the date of the Merger Agreement and who are not officers or affiliates of the Company (it being understood that for purposes of this sentence, a director of the Company will not be deemed an affiliate of the Company solely as a result of his status as a director of the Company), Parent or any of their respective subsidiaries, which action will be deemed to constitute the action of any committee specifically designated by the Board of Directors of the Company to approve the actions contemplated thereby and the full Board of Directors of the Company; provided, that, if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

  It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of any Shares pursuant to the terms of the Offer, which purchase cannot be earlier than February 17, 2000, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

  As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each of the Purchaser Designees.

                        CURRENT DIRECTORS OF THE COMPANY

  The By-Laws of the Company provide for a Board of Directors not less than five nor more than eleven in number, to be divided into four classes of directors. The following table sets forth as of January 20, 2000, certain information with respect to each current director.

                                                                       Present
                                                              Director  Term
Name and Occupation (1)                                   Age  Since   Expires
-----------------------                                   --- -------- -------
Edward J. Curry*.........................................  53   1986    2003
 Executive Vice President and Chief Operating Officer of
  the Company

Raymond M. Reed..........................................  64   1991    2003
 Managing Director, Cotelligent/Reed (a technology
  solutions company); independent consultant to the
  Company since 1984

James O. Moore**.........................................  59   1978    2000
 Director of Corporate Technology of the Company

William B. Moore* **.....................................  57   1978    2000
 Vice Chairman of the Board and Chief Technology Officer
  of the Company

Ralph H. Owens...........................................  83   1974    2000
 Retired in 1986 as Senior Vice President of the Company

Robert B. Adams..........................................  69   1986    2001
 Director, EST Group, Inc. (a manufacturer of pressure
  plugging and testing equipment) since 1994; President,
  Product Development Services Co. (a management and
  engineering consulting firm) since 1993; Retired in
  1993 as Vice President, Engineering and Secretary of
  the Company

Edward T. Hurd*..........................................  61   1996    2001
 Chairman of the Board of the Company since August 1996,
  and independent consultant to the Company since April
  1996; formerly Executive Vice President of Honeywell,
  Inc. and President of Industrial Control, a unit of
  Honeywell, Inc.; Director, Iconics, Inc. (a
  manufacturer of industrial automation software)

Edwin G. Rorke...........................................  77   1968    2001
 Chairman Emeritus; formerly Chairman of the Board of the
  Company; Retired in 1988 as Chief Executive Officer of
  the Company

Donald E. Bogle*.........................................  54   1997    2002
 President and Chief Executive Officer of the Company
  since October 1997; from October 1996 through September
  1997 he was President of Home and Building Control, a
  unit of Honeywell, Inc. (a provider of home and
  building, and industrial control products); from 1992
  to October 1996 various executive and management
  capacities with Home and Building Control; and
  Industrial Automation and Control, units of Honeywell,
  Inc.

F. Lawton Hindle.........................................  68   1995    2002
 Retired in 1995 as President of Moore Products Co.
  (Canada), Inc.
  (a wholly-owned subsidiary of the Company)

Thomas C. Moore**................................................  67 1969 2002
 Retired in 1992 as Regional Manager of the Company

--------
 * member of the Executive Committee
** Thomas C. Moore, James O. Moore, and William B. Moore are brothers and the sons of the late Coleman B. Moore, founder of the Company.
(1) Unless otherwise indicated, the named individuals have held the specified positions (other than directorships), or other positions with the indicated entities, for at least five years.

                       EXECUTIVE OFFICERS OF THE COMPANY

  The names, ages, principal occupations and positions for the past five years of each Executive Officer of the Company who is not also a Director of the Company are as follows:

Name, Age and Position              Business Experience During Past Five Years
----------------------    --------------------------------------------------------------
Edward M. Coll, 50......  Mr. Coll was elected Vice President, International Sales and
 Vice President,          Operations, in April 1998. Since 1993, he has also held
 International Sales      Positions as Vice President, International Sales, Vice
 and Operations           President, Sales and Marketing, Vice President and General
                          Manager of the Systems Division, General Manager of the
                          Systems Division and National Sales Manager.

Richard D. Dunbar, 41...  Mr. Dunbar was elected Vice President, Marketing, in June
 Vice President,          1998. From January 1997 until joining Moore, he served as
 Marketing                President and Chief Operating Officer of Prospera Inc. From
                          July 1996 to January 1997, he served as Vice President, Sales and Marketing, of Prospera, Inc. From 1994 to July 1996, he
                          served as Branch General Manager of Honeywell Inc., Home and
                          Building Control and from April 1994 to August 1994, he served as Director of New Technology Marketing for Honeywell's
                          Industrial Automation & Control division.

Robert D. Greenlaw, 42..  Mr. Greenlaw was elected Vice President, North American Sales,
 Vice President,          in August 1998. From July 1997 to this appointment, he served
 North American           as Vice president, Customer Services. Since 1993, he has also
 Sales                    held positions as Director General Manager, and General Sales
                          Manager of Moore Measurement Systems.

James McDonald, 50......  Mr. McDonald was elected Vice President, Strategic Accounts,
 Vice President,          in July 1998. Since 1992 he has also held Positions as Vice
 Strategic Accounts       President, North American Sales, and Vice President, Sales.

Peter F. Schiano, 37 ...  Mr. Schiano was elected Vice President, Systems R&D in May
 Vice President,          1999. From November 1997 to this appointment, he served as
 Systems R&D              Director of Manufacturing. Prior to this appointment, he held positions as Operations Director of Measurement & Controls
                          Division and Manager, Electronic Instrument Development.

Robert E. Wisniewski,     Mr. Wisniewski was elected Secretary and Treasurer in May
 46....... Secretary and  1993. Prior to this appointment, he had held the positions of
 Treasurer                Director of Finance and Controller.

       BENEFICIAL OWNERSHIP OF PRINCIPAL SECURITY HOLDERS AND MANAGEMENT

  The following table sets forth, as of January 14, 2000 (except where otherwise indicated) certain information concerning the beneficial ownership of the Company's outstanding voting shares by (i) each person who is known by the Company to be the beneficial owner of more than 5% of either class of such voting shares, (ii) each director and nominee for director of the Company,
(iii) each executive officer of the Company named in the Summary Compensation Table appearing later in this Proxy Statement, and (iv) all directors and executive officers of the Company as a group. Such information is based upon information supplied by such persons.

Name of Beneficial                Class of      Amount and Nature of     Percent
Owner of Group (1)              Voting Shares Beneficial Ownership (2)   of Class
------------------              ------------- ------------------------   --------
Mellon Bank Corporation.......       Common           621,845(3)(4)        22.8
                                  Preferred           172,890(4)           98.3

Moore Products Co. Pension           Common                                19.0
 Plan.........................                        500,000(5)

Frances O. Moore..............       Common           321,854(3)(6)        12.0
                                  Preferred           172,890(6)           98.3

Dimensional Fund Advisors            Common                                 6.8
 Inc..........................                        187,400(7)

Robert B. Adams ..............       Common             7,313(8)(14)          *
 Director

Donald E. Bogle...............       Common            80,000(8)              *
 Director, President and
 Chief Executive Officer

Edward J. Curry...............       Common            59,492(8)(9)           *
 Director, Executive Vice
 President and
 Chief Operating Officer

F. Lawton Hindle..............       Common             6,360(8)              *
 Director

Edward T. Hurd................       Common            38,000(8)              *
 Director, Chairman of the
 Board

James O. Moore................       Common           344,653(3)(8)(10)    12.6
 Director                         Preferred             1,020                 *

Thomas C. Moore...............       Common           338,826(3)(8)(10)    12.5
 Director                         Preferred             1,020                 *

William B. Moore..............       Common           352,961(3)(8)(12)    12.9
 Director, Vice Chairman of       Preferred             1,020                 *
 the Board and
 Chief Technology Officer

Raymond M. Reed...............       Common             9,000(8)              *
 Director

Ralph H. Owens................       Common             7,331(8)              *
 Director

Edwin G. Rorke................       Common             9,022(8)              *
 Director

Edward M. Coll................       Common            11,505(8)              *
 Vice President, International
 Sales

Name of Beneficial                Class of      Amount and Nature of   Percent
Owner of Group (1)              Voting Shares Beneficial Ownership (2) of Class
------------------              ------------- ------------------------ --------
Robert D. Greenlaw.............
 Vice President, North American
  Sales                              Common             8,409(8)            *

All directors and executive
 officers as a group                 Common           665,428(3)(13)     22.6
 (17 in number)................   Preferred             3,060             1.7

-------
 *  Less than 1%
 (1) The address of Mellon Bank Corporation is One Mellon Bank Center, Pittsburgh, PA 15258. The address of the Moore Products Co. Pension Plan is c/o Benefits Committee, Moore Products Co., Sumneytown Pike, Spring House, PA 19477. The addresses of F. O. Moore, T. C. Moore, J. O. Moore and W. B. Moore are c/o Moore Products Co., Sumneytown Pike, Spring House, PA 19477. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
 (2) Except as otherwise indicated, the beneficial ownership reflected in this Proxy Statement is based upon sole voting and dispositive power (other than in the case of co-trustees, where such powers are shared).
 (3) Includes shares issuable upon the assumed conversion of the preferred shares beneficially owned by such person or entity.
 (4) Represents shares held as of December 31, 1998, by Mellon Bank Corporation and its affiliates ("Mellon") in various fiduciary capacities according to the Schedule 13G filed by it with the Securities and Exchange Commission. Includes: an aggregate of 252,698 common shares, and all of the indicated preferred shares, held as co-trustee (with Frances
     O. Moore) of the Trust under the Will of the late Coleman B. Moore; and an aggregate of 300,000 common shares held as co-trustee (with T. C. Moore, J. O. Moore, and W. B. Moore) of two trusts established by Coleman
     B. Moore; but does not include any of the common shares referred to in footnote (5) below.
 (5) Under the terms of the Company's Pension Plan and Trust, the Company's Benefits Committee has the power and duty to direct Mellon Bank Corporation, as Trustee, as to the voting, holding and sale of the Company common shares held in the Plan; however, by law Mellon, as Trustee, may have certain duties as to the management and voting of such common shares. The current members of the Company's Benefits Committee are: D. E. Bogle, E. J. Curry, R. E. Wisniewski and Edward J. McGarvey, each of which disclaim beneficial ownership of the common shares held by the Plan. The decisions of the Benefits Committee with respect to the voting, holding and sale of such common shares are required to be made by a majority of the members of the Benefits Committee.
 (6) Includes the Common and Preferred Shares held by her as co-trustee of the Trust under the Will of Coleman B. Moore referred to in footnote (4) above.
 (7) According to its Schedule 13G, Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, furnishes investment advice to four registered investment companies and serves as an investment manager to certain other investment vehicles. All of the indicated common shares are owned by such investment companies and vehicles, and Dimensional has voting and investment power with respect to such shares. Dimensional disclaims beneficial ownership of all such shares.
 (8) Includes, with respect to the particular named individual, common shares issuable under stock options granted to him which are exercisable currently or within 60 days as follows: R. B. Adams--3,000; D. E. Bogle-- 75,000; E. M. Coll--10,680; E. J. Curry--58,400; F. L. Hindle--6,360; E.
     T. Hurd--38,000; R. Greenlaw--8,400; J. O. Moore--1,500; T. C. Moore--
     3,000; W. B. Moore--3,250; R. H. Owens--3,000; R. M. Reed--9,000; E. G.
     Rorke--3,000. Does not include options which accelerate in accordance with the provisions of the Merger Agreement.
 (9) Does not include the 500,000 common shares held by the Company's Pension Plan (see footnote (5) above).
(10) Includes: 300,000 common shares held by him as co-trustee of the two trusts referred to in footnote (4) above; and 4,333 common shares held by him as trustee of a trust established by Frances O. Moore.
(11) Includes: 10,000 common shares held by him as joint trustee for his children; 300,000 common shares held by him as co-trustee of the two trusts referred to in footnote (4) above; 4,334 common shares held by him as trustee of a trust established by Frances O. Moore; and 4,125 common shares held by him as custodian for his minor grandchildren and great grandchild.
(12) Includes: 300,000 common shares held by him as co-trustee of the two trusts referred to in footnote (4) above; 4,333 common shares held by him as trustee of a trust established by Frances O. Moore; and an aggregate of 3,500 common shares owned directly by his minor child.
(13) Includes 225,590 common shares issuable under stock options which are exercisable currently or within 60 days, and the 500,000 common shares held by the Company's Pension Plan (see footnote (5) above). Does not include options which accelerate in accordance with the provisions of the Merger Agreement.
(14) Includes 4,313 common shares held by him as trustee of two trusts.

               MEETINGS OF THE BOARD OF DIRECTORS AND ATTENDANCE

  During 1999, the Board of Directors held four formal meetings and informally conferred on a number of other occasions. Each director attended at least 75 percent of the formal meetings, as well as the meetings of the Committees of which he was a member.

              DIRECTORS' COMPENSATION AND CONSULTING ARRANGEMENTS

  Directors, other than those currently employed by the Company, are paid $1,000 per day plus travel expenses for each Board and Committee meeting they attend on separate days. Current non-employee directors each receive 1,000 stock options granted annually under the 1997 Non-Employee Directors Equity Incentive Plan. These options are granted at fair market value, become exercisable six months after the date of grant and expire ten years after the date of grant, subject to earlier exercise and termination in certain circumstances. During 1999, the non-employee directors (Messrs. Reed, Owens, Adams, Hurd, Rorke, Hindle, and T. C. Moore) each were granted 1,000 options exercisable at $23.75 per share under this Plan.

  On occasion, directors are compensated on a per diem basis for specific consulting services and related business expenses. During 1999, pursuant to separate agreements entered into in June 1996, consulting fees of $10,494 were paid to Raymond M. Reed or his affiliated consulting firm, and consulting fees of $134,500 plus per diem living expenses and reimbursed business expenses of $26,641 were paid to Edward T. Hurd.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has Audit and Compensation Committees, but does not have a Nominating Committee.

  The members of the Audit Committee are: Robert B. Adams, Edward J. Curry, Raymond M. Reed, and Edwin G. Rorke. The Audit Committee met four times in 1999.

  The primary functions of the Audit Committee are to: recommend the engagement of independent auditors and review the scope of audit activities and results thereof; review the format and content of financial statements to be included in the annual report to shareholders; review the adequacy of internal accounting and financial controls with financial management and independent auditors; and review any recommendations of the independent auditors and management responses.

  The members of the Compensation Committee are: Robert B. Adams, Thomas C. Moore, Ralph H. Owens, and Raymond M. Reed. The Compensation Committee met four times in 1999.

  The primary functions of the Compensation Committee are to: review and establish compensation programs for attracting, retaining and promoting executive officers, and for developing future senior management; appraise the performance and approve compensation levels of the Chief Executive Officer and other executive officers; review and approve payments under incentive compensation plans for executive officers; administer stock option or other stock-based compensation plans of the Company; and review and approve employment, severance and compensation agreements with individual executive officers.

                     REPORT OF THE COMPENSATION COMMITTEE

Report of the Compensation Committee

  The Company's executive compensation program, including that for its Chief Executive Officer, is guided by principles designed to align compensation with overall business strategy, the current and long-term initiatives of management, overall corporate performance and Company values. The program is also compared against statistical studies of comparable positions and responsibilities in similar organizations to test the competitiveness of total executive compensation.

  Executive compensation at the Company is comprised primarily of base salary, a performance-related variable incentive bonus, split-dollar life insurance, a pension plan, a 401(k) employee retirement savings plan with corporate matching contributions and a stock option plan.

  The Committee periodically reviews overall executive compensation policy and design with the intention of considering changes dictated by industry trends and Company performance. In 1999, base compensation was determined by an assessment of each executive's performance, current salary in relation to the salary range designated for the job, experience, and potential for advancement. The Committee considered aspects of performance as measured in financial terms, but also evaluated the success of the management team in areas of performance that cannot be measured by purely qualitative tools, including development and execution of strategic plans, development of management and employees, and the exercise of leadership. All of these factors were collectively taken into account by the Committee in determining the proper levels of base compensation and annual increases.

  In 1999 executive officers, other than the Chief Executive Officer, were eligible for incentive compensation targeted at 15 to 25% of salary based on meeting overall corporate operating profit goals, individual performance and on the extent to which the business plans for their areas of responsibility were met or exceeded.

  The Company's stock option plan is intended to motivate and reward employees for establishing and executing long-term business objectives that are linked to shareholder value. Options granted are determined based upon individual influence, initiative and managerial ability in initiating changes that are intended to yield long-term profitability and enhance shareholder value. No particular weight was ascribed by the Committee to any one or more of these factors. Furthermore, the Committee does not rely on any particular hurdles, benchmarks or other objective criteria in awarding these options. Grants in 1999 were limited to special strategic initiatives and competitive situations where the Company was attempting to attract and retain executive officers and senior managers with talent and experience in key positions that were determined to be vital to the growth of its business.

  Following his appointment in October 1997 as President and Chief Executive Officer, Mr. Bogle identified and launched several strategic initiatives designed to improve long-term operating performance of the Company. Mr. Bogle's current salary was established based upon evaluation of the criteria noted above, and consideration of his experience and relevant market surveys. Mr. Bogle is also eligible to receive incentive pay ranging from 25% to 50% of his base salary, based upon achievement of certain financial operating performance goals by the Company. No incentive compensation was earned by him in 1999. Options granted at the time of his employment are intended to encourage long-term success for the Company that contributes to shareholder value.

  It is the Committee's policy to establish and maintain compensation programs for executive officers, which operate in the best interests of the Company and its shareholders in achieving the Company's long-term business objectives.

                                          Compensation Committee:

                                             Robert B. Adams
                                             Thomas C. Moore
                                             Ralph H. Owens
                                             Raymond M. Reed

January 2000

                          SUMMARY COMPENSATION TABLE

  The following table sets forth certain information concerning the compensation paid or accrued to or for: (i) the Company's Chief Executive Officer and (ii) the four most highly compensated other executive officers whose total annual salary and bonus exceeded $100,000 for 1999 (collectively, the "Named Officers").

                                                       Long-Term
                               Annual Compensation   Compensation
                               --------------------- ------------
                                                        Shares
                                                      Underlying   All Other
Name and                        Salary      Bonus      Options    Compensation
Principal Position        Year    ($)      ($) (1)       (#)        ($) (2)
------------------        ---- ---------- ---------- ------------ ------------
Donald E. Bogle.......... 1999    270,000         0          0        9,954
President and Chief
 Executive Officer        1998    253,077         0          0       85,376(3)
                          1997     39,423    10,000    100,000            0

Edward J. Curry.......... 1999    204,231         0     20,000        6,176
Executive Vice President  1998    200,000         0          0        5,951
 and
Chief Operating Officer   1997    162,231    32,446     22,000        5,424

William B. Moore......... 1999    175,000         0          0        5,994
Vice Chairman of the      1998    175,000         0          0        5,994
 Board and
Chief Technology Officer  1997    171,885    25,783      2,000        5,800

Edward M. Coll........... 1999    133,269         0          0        4,517
Vice President,
 International Sales      1998    130,000         0          0        4,503
                          1997    122,731    12,273      2,000        4,408

Robert D. Greenlaw....... 1999    138,807         0          0        4,499
Vice President, North
 American Sales           1998    120,000         0          0        4,315
                          1997    103,846    18,692      8,000        2,077

--------
(1)  No action has yet been taken with respect to any bonuses for 1999.
(2) Except for Mr. Bogle, amounts disclosed as "all other compensation" represent Company matching contributions under a 401(k) retirement savings plan, and annual premiums paid under an officer split-dollar insurance program that provides supplemental life insurance coverage for each executive officer up to a maximum of $100,000 until retirement and $100,000 after retirement. A portion of the premiums paid by the Company for an executive officer's split-dollar policy will be repaid to the Company out of the death benefit under such policy.
(3)  Represents reimbursable moving expenses.

                           OPTION GRANTS DURING 1999

  The following tables set forth information concerning options to purchase common stock granted to the individuals named in the Summary Compensation Table during 1999. All options were granted under the 1994 Non-Qualified Stock Option Plan.

                                     % of Total                      Potential Realizable
                         Number of    Options                          Value at Assumed
                           Shares    Granted to Exercise             Annual Rate of Stock
                         Underlying  Employees  or Base             Price Appreciation For
                          Options    in Fiscal   Price   Expiration       Option Term
Name                     Granted (#)    Year     ($/Sh)     Date         5% ($)   10% ($)
----                     ----------  ---------- -------- ---------- ----------- --------------
Edward J. Curry ........   20,000(1)   24.68     21.563  1/27/2009    271,217     687,317

--------
(1) The exercise price of these options was 100% of the fair market value on the date of grant. Options become exercisable based upon completion of certain strategic goals in 1999.

                  AGGREGATE OPTION EXERCISES IN 1999 AND 1999
                            YEAR-END OPTION VALUES

  The following table sets forth information concerning options to purchase common stock of the Company exercised by the individuals named in the Summary Compensation Table during 1999, and unexercised stock options held by them at the end of 1999. All options were granted under the 1994 Incentive Stock Option and Non-qualified Stock Option Plan. Such options are granted at fair market value, generally become exercisable at 20% per year and expire ten years after the date of grant, subject to earlier exercise and termination in certain circumstances. Under the terms of the Merger Agreement, all unexercisable options will be cancelled in exchange for a cash payments equal to the difference between (A) Common Share Price to be paid in the Offer and the Merger, and (B) the exercise price of the option.

                                                   Number of Shares          Value of Unexercised
                            Shares     Value    Underlying Unexercised      In-the-Money Options at
                         Acquired on  Realized   Options at FY-End (#)            FY-End ($)
Name                     Exercise (#)   ($)    Exercisable/Unexercisable Exercisable/Unexercisable (1)
----                     ------------ -------- ------------------------- -----------------------------
Donald E. Bogle.........     None         N/A       50,000/100,000              575,000/575,000
William B. Moore........    7,000      32,725          3,250/1,750                63,907/32,633
Edward J. Curry.........     None         N/A        28,400/34,600              554,900/594,215
Edward M. Coll..........     None         N/A         12,440/3,560               296,225/78,645
Robert D. Greenlaw......     None         N/A          8,400/9,600              170,213/150,225

--------
(1) Market value of underlying securities at year-end, minus the exercise price of "in-the-money" options.

                             PENSION ARRANGEMENTS

  The Company has a defined benefit pension plan which covers all employees over age 21 with one year of service. In addition, effective December 1, 1999, the Compensation Committee of the Board of Directors approved adoption of a Supplemental Executive Retirement Plan intended to provide pension benefits to certain named officers (Messrs. Bogle, Curry and Moore) that would otherwise be limited by the Internal Revenue Code. Annual pension is determined as 1.5% of the average of his highest five consecutive years' base salary, multiplied by the number of years of credited service at date of retirement. The base salary or wages paid by the Company to plan participants is the only compensation covered by the plan. The 1999 covered compensation and credited years of service for the Named Officers were as follows: D. E. Bogle--$270,000 with 2 years; W. B. Moore--$175,000 with 32 years; E. J. Curry--$210,000 with 20 years; E. M. Coll--$135,000 with 28 years; and R. Greenlawn--$147,000 with 18 years.

  The following table illustrates the estimated straight-life annual retirement benefits payable at normal retirement age under the plan, after giving effect to the Supplemental Executive Retirement Plan referred to above. The benefits listed are not subject to any deduction for Social Security benefits or other offset amounts.

                                                      Years of Service
                                             -----------------------------------
Remuneration                                 10 Years 20 Years 30 Years 40 Years
------------                                 -------- -------- -------- --------
$100,000.................................... $15,000  $30,000  $45,000  $60,000
 125,000....................................  18,750   37,500   56,250   75,000
 150,000....................................  22,500   45,000   67,500   90,000
 175,000....................................  26,250   52,500   78,750  105,000
 200,000....................................  30,000   60,000   90,000  120,000
 225,000....................................  33,750   67,500  101,250  135,000
 250,000....................................  37,500   75,000  112,500  150,000
 275,000....................................  41,250   82,500  123,750  165,000
 300,000....................................  45,000   90,000  135,000  180,000

                             EMPLOYMENT AGREEMENTS

  Donald E. Bogle is a party to an Employment Agreement, dated as of October 31, 1997 (the "Employment Agreement") with the Company. The basic terms of the Employment Agreement are as follows: (i) the term of the agreement is for three (3) years, extending in most circumstances automatically for additional one (1) year terms, (ii) the base salary payable to Mr. Bogle is at least $250,000, which base salary may be increased (but not decreased) by the Company's Compensation Committee (the base salary is currently set at $270,000 per year), (iii) Mr. Bogle is entitled to an incentive bonus ranging from 25% to 50% of base salary if certain business plan objectives are achieved, and
(iv) in the event of Mr. Bogle's termination in certain circumstances (including termination as a result of a merger or acquisition), Mr. Bogle is entitled to one year's salary plus bonus to the extent earned, continuation of various insurance benefits, and immediate vesting of granted options to be exercised within one year such termination. As contemplated by the Employment Agreement and in accordance with the Company's 1994 Incentive Stock Option and Non-Qualified Stock Option Plan, Mr. Bogle was also granted non-qualified stock options to purchase 100,000 shares of common stock, which options were scheduled to vest at the rate of 50,000 shares on January 1, 1999 and 25,000 shares each on January 1, 2000 and 2001. In addition to the above and pursuant to the Employment Agreement, the Company also provides Mr. Bogle with employee benefits, use of an automobile, and premiums on an executive life insurance policy.

                     SHAREHOLDER RETURN PERFORMANCE GRAPH

  The following graph compares for the years 1995 through 1999 the yearly change in the cumulative total shareholder return on the Company's common stock with the cumulative total returns, as calculated by Media General Financial Services, for the NASDAQ Market Value Index and an index comprised of 150 publicly traded companies as classified by Dow Jones & Company, Inc. into an industry group identified as "Industrial Technology."

                   [FIVE YEAR CUMULATIVE TOTAL RETURN GRAPH]

             ---------------------- FISCAL YEAR ENDING -----------------------
COMPANY/
INDEX/
MARKET       12/30/1994 12/29/1995 12/31/1996 12/31/1997 12/31/1998 12/31/1999
Moore Products
 Co              100.00     117.21     118.03     242.62     162.51     267.07

Industry Index   100.00     156.99     161.03     180.58     161.61     290.17

NASDAQ Market
 Index           100.00     129.71     161.18     197.16     278.08     490.46

  The above graph assumes that the value of the investment was $100 on December 31, 1994, and that all dividends were reinvested.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

  Based solely upon review of the copies of such reports furnished to the Company and/or written representations, the Company believes that there was timely compliance for the fiscal year ended December 31, 1999, with all
Section 16(a) filing requirements applicable to the Company's officers, directors and greater than ten percent beneficial owners.

                                                                     SCHEDULE I

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and executive officers of Parent or its affiliates promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer. The information contained herein concerning Parent and its directors and executive officers and those of its affiliates has been furnished by Parent and the Purchaser. Any other officer of Siemens AG, Parent or Purchaser listed in Schedule I to the Offer to Purchase dated January 21, 2000, filed as an exhibit to the Tender Offer Statement on
Schedule 14D-1 of Parent and Purchaser may also be designated by Purchaser as a Purchaser Designee. The Company assumes no responsibility for the accuracy or completeness of such information.

  The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) based on information provided to the Company by Parent (which is to the best of Parent's knowledge), beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9. All of the individuals listed below are citizens of the United States of America, unless otherwise noted, and the business address of each such person, unless otherwise noted, is c/o Siemens Energy & Automation, Inc., 3333 Old Milton Parkway, Alpharetta, GA 30005-4437.

                             Present Principal Occupation or Employment; Material Positions
Name and Address         Age                Held During the Past Five Years
----------------         --- --------------------------------------------------------------
Dr. Klaus Wucherer...... 55      Director. President, Automation & Drives, of Siemens
 Gleiwitzer Strasse 555          AG, since September 1998. Former Vice President,
 D-90475 Nuremberg               Automation Group, of Siemens AG, since 1996. Head of
 Federal Republic of             various divisions in the Automation Group from 1986
 Germany                         until 1996. Citizen of the Federal Republic of
                                 Germany.

Johannes Feldmayer...... 43      Director. Group Vice President, Automation & Drives,
 Gleiwitzer Strasse 555          Siemens AG, since 1999. Former Vice President of
 D-90475 Nuremberg               Siemens AG. Citizen of the Federal Republic of
 Federal Republic of             Germany.
 Germany

Dr. Udo Wagner.......... 54      Director. Executive Manager of Industrial Projects
 Schuhstrasse 60                 and Technical Services, Siemens AG. Chief Financial
 D-91052 Erlangen                Officer Bremer Vulkan from 1996 to 1997. Chief
 Federal Republic of             Financial Officer of ABB unitl 1996. Citizen of the
 Germany                         Federal Republic of Germany.
Gerhard Schulmeyer...... 61      Director. President and Chief Executive Officer of
 1301 Avenue of the              Siemens Corporation. Formerly President and Chief
 Americas                        Executive Officer of Siemens Nixdorf
 New York, NY 10019              Informationssysteme AG, Munich. Citizen of the
                                 Federal Republic of Germany.

Thomas J Malott......... 62      Director. President and Chief Executive Officer.

Gary K. Gabriel......... 44      Director. Executive Vice President and Chief
                                 Financial Officer since 1998. Former Executive Vice
                                 President and Chief Financial Officer of Siemens
                                 Canada, Ltd.

Michael A.     49
 Troy.......       Vice President Human Resources.

Reinhold       45  Vice President Industrial Solutions and Software
 Achatz.....       Division since 2000. President of ANS Software
                   Division of Siemens AG from 1998 to 1999. Software
                   Developer, Siemens AG until 1998.

Michael S.     56  Secretary since 1998. Associate General Counsel,
 Williamson..      Siemens Corporation since 1998. Assistant Secretary
                   until 1998. Senior Counsel, Siemens Corporation
                   until 1998.

                                      I-2